SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry: 29.300.006.939

Publicly Held Company

MATERIAL FACT

PRODUCTION & SALES REPORT

FIRST QUARTER 2021

São Paulo, April 30, 2021 – Braskem S.A. (“Braskem” or “Company”) presents to its shareholders and the market its Production & Sales Report for the first quarter of 2021. Note that the information herein is based on preliminary data and that the data was not audited by the independent auditor.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

Contents

1. 1Q21 INDUSTRIAL PERFORMANCE	2
1.1 BRAZIL	2
1.2 UNITED STATES & EUROPE	2
1.3 MEXICO	2
2. SALES PERFORMANCE IN 1Q21	3
2.1 BRAZIL	3
2.2 UNITED STATES & EUROPE	3
2.3 MEXICO	4

1.	1Q21 INDUSTRIAL PERFORMANCE
1.1	BRAZIL

Average utilization rate of petrochemical crackers: reduction in relation to 4Q20 (-3 p.p.), mainly due to the pit stop (rapid scheduled maintenance shutdown) carried out at the petrochemical cracker in Rio Grande do Sul. Compared to 1Q20, the capacity utilization rate of the crackers in Brazil increased (+2 p.p.), reflecting the non-scheduled shutdown of the cracker in Rio Grande do Sul in the prior year quarter.

1.2	UNITED STATES & EUROPE

Average utilization rate of PP plants: in the United States, considering the production and capacity of the new PP plant (Delta) in 1Q21, the utilization rate decreased in relation to 4Q20 (-6 p.p.) and 1Q20 (-18 p.p.), reflecting the impacts from winter storm Uri in the U.S. Gulf Coast. In Europe, utilization rate increased in relation to 4Q20 (+30 p.p.), explained by the scheduled maintenance shutdown which occurred in the last quarter of the prior year. Compared to 1Q20, the utilization rate increased (+5 p.p.) due to the inventory rebuilding effect and the normalization of demand that was impacted in 1Q20 by COVID.

1.3	MEXICO

Average utilization rate of PE plants: increased from 4Q20 (+10 p.p.), due to the production based on an experimental business model implemented in January and February, following the unilateral interruption of natural gas transport service by Cenagas in early December 2020. In early March, after executing a natural gas transportation service agreement with Cenagas, transportation services were reestablished. Compared to 1Q20, the rate decreased (-28 p.p.), given the need to operate the industrial assets during most of 1Q21 under the experimental model, besides the lower ethane availability due to the impacts from winter storm Uri in the U.S. Gulf Coast.

2.	SALES PERFORMANCE IN 1Q21
2.1	BRAZIL

Resin sales volume: in the Brazilian market, decreased compared to 4Q20 (-5%), due to the weaker demand in the Brazilian market and the lower product availability in the period. Compared to 1Q20, sales increased (+8%), due to the stronger demand in the local market. The reductions in exports compared to 4Q20 (-15%) and 1Q20 (-41%) are explained by the Brazil segment’s strategy to prioritize sales to the local market.

Main chemicals sales volume: in the Brazilian market, sales contracted compared to 4Q20 (-3%), explained by the lower product availability, given the lower utilization rate of the petrochemical crackers. In relation to 1Q20, sales in the Brazilian market increased (+17%), led by sales of gasoline (+20%), given the pandemic’s impacts on fuel demand in 1Q20, and of benzene (+21%), explained by the rowing market for polystyrene. Meanwhile, exports decreased in relation to 4Q20 (-3%), given the strategy to prioritize sales to the Brazilian market, and remained stable in relation to 1Q20.

2.2	UNITED STATES & EUROPE

PP sales volume: in the United States, considering the sales of the new PP plant (Delta), sales volume increased compared to 4Q20 (+17%) and to 1Q20 (+7%) mainly due to the increase in production capacity after the commercial startup of the new PP plant (Delta) in the region in September 2020. Also, the increase compared to 4Q20 is explained by the sales of products in inventories to meet market demand and reduce effects from the lower production in the short term due to winter storm Uri. In Europe, sales increased in relation to 4Q20 (+25%) and 1Q20 (+13%), due to the higher product availability in the period.

2.3	MEXICO

PE sales volume: decreased in relation to 4Q20 (-27%) due to the lower supply of product in inventory, which was partially consumed in 4Q20 after the operational shutdown in Mexico in December 2020. Compared to 1Q20, sales decreased (-37%) due to the lower supply of product for sale.

FORWARD-LOOKING STATEMENTS

This Material Fact notice may contain forward-looking statements These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact related to the Company's business, financial condition and operating results. The words “foresee”, “believe”, “estimate”, “expect”, “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact related to Company’s businesses, employees, service providers, shareholders, investors and other stakeholders can cause actual results to differ significantly from current expectations.  For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.